UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_________________________

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per share
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

_________________________

* In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Schedule TO (this “Schedule TO”) are being filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (“Purchaser”) in connection with a proposed all cash tender offer (“Tender Offer”) by Purchaser to acquire all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser.

The Tender Offer has not yet commenced, and this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell any Company Securities or other securities. If and at the time the Tender Offer is commenced, the Purchaser (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Tender Offer, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. The Purchaser intends to mail these documents to the Company’s shareholders.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by the Purchaser and the Company, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the Tender Offer.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH OFFER WOULD BE CONSIDERED UNLAWFUL OR OTHERWISE VIOLATE ANY APPLICABLE LAWS OR REGULATIONS, OR WHICH WOULD REQUIRE THE PURCHASER OR ANY OF ITS AFFILIATES TO CHANGE OR AMEND THE TERMS OR CONDITIONS OF SUCH OFFER IN ANY MANNER, TO MAKE ANY ADDITIONAL FILING WITH ANY GOVERNMENTAL OR REGULATORY AUTHORITY OR TAKE ANY ADDITIONAL ACTION IN RELATION TO SUCH OFFER.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS SCHEDULE TO AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Material Fact of Cogna Educação S.A., dated September 15, 2025

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 16, 2025	COGNA EDUCAÇÃO S.A.
	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer